WESTERN WIND ENERGY CORP.

632 Foster Avenue

Coquitlam, British Columbia V3J 2L7

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT AUGUST 25, 2006 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 25, 2006 (THE “MEETING”).

This Information Circular is furnished in connection with the solicitation of proxies by management of Western Wind Energy Corp. (“Western Wind”) for use at the Meeting (or any adjournment thereof), at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or arms-length third parties appointed by Western Wind. Management is unable at this time to accurately estimate what the cost of such solicitation may be.

All costs of this solicitation will be borne by Western Wind.

We will also pay the broker-dealers, banks or other nominee members of record of Western Wind their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency unless otherwise specified.

RECORD DATE

Our directors have set July 25, 2006 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting. Only shareholders of record at the close of business on July 25, 2006, who either attend the meeting personally or complete and deliver the Form of Proxy in the manner and subject to the provisions discussed below, will be entitled to vote or to have their shares voted at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the Form of Proxy as proxyholders are directors of Western Wind. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy. In either case, the completed proxy must be delivered to the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the Proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to our registered office, Suite 1925 – 700 West Georgia Street, Vancouver BC V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or to the Chairman of the Meeting, on the day of the Meeting or, if adjourned, any reconvening thereof, or in any manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the Form of Proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. The Form of Proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters which may properly come before the Meeting or an adjournment thereof. As of the date of this Information Circular, we know of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting; however, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Form of Proxy with respect to a matter identified in the Form of Proxy or any amendment or variations to such matters, it is intended that the person designated by management in the Form of Proxy will vote the shares therein represented in favour of each matter identified on the Form of Proxy and for the nominees of management for directors and auditors.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Western Wind as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder’s name on the records of Western Wind. Such common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Western Wind. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54- 101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and Western Wind or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Western Wind has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy related materials directly to its NOBO’s. By choosing to send these materials to you directly, Western Wind (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO of Western Wind, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF’s received from Western Wind’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

Western Wind’s OBO’s can expect to be contacted by ADP or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at July 25, 2006, there were a total of 23,760,789 common shares outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of our directors and executive officers the only parties who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the votes attached to our issued and outstanding common shares are as follows:

Name	No. of Common Shares Owned	Percent of Class(2)
CDS & Co.(1)	12,684,275	53.4%
P.O Box 1038
Station A, 25 The Esplanade
Toronto, Ontario
M5W 1G5

Pacific Hydro International Pty Ltd.	6,000,000	25.3%
C/ Level 10, 474 Flinders Street
Melbourne, Victoria 3000
Australia

(1)	Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares owned by management registered in brokerage houses.

(2)	The percentage is determined based on the number of outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director, executive officer, proposed management nominee, or any associate or affiliate thereof has any material interest, direct or indirect, by way of beneficial ownership of shares of Western Wind or otherwise in the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

FIXING THE SIZE OF THE BOARD OF DIRECTORS

It is intended that the number of directors to be elected by the shareholders be established at five (5). This requires the approval of the shareholders of Western Wind by an ordinary resolution which approval will be sought at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be called upon to elect five (5) directors for the ensuing year or until their successors are duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Articles of Western Wind, or unless he becomes disqualified to act as a director. While management does not contemplate that any of its nominees will be unable to serve as a director, if any management nominee should become unavailable, the Form of Proxy will be voted for substitute nominees as may be nominated by management. Set forth below is information regarding each management nominee for election at the Meeting as a director of Western Wind:

	Principal		Approximate Number
	Occupation or		of Shares
	Employment and, if		Beneficially Owned
	not an Elected		Directly or
	Director,		Indirectly as of
Name and Present Position with Western	Occupation During		the Date Hereof
Wind and Residence	the Past Five Years	Director Since	(4)
Jeffrey J. Ciachurski (1)	CEO of Western Wind.	February 25, 1998	415,786
Coquitlam, BC
Canada
Chief Executive Officer and
Director
	President of
	Andrup &
	Associates, a
Claus Andrup (1) (2) (3)	public relations
Maple Ridge, BC	firm, since 1980.	February 25, 1998	172,666
Canada
Director
	President and
	director since 1996
	of Abitex
	Resources, a public
	company trading on
Robert C. Bryce (2) (3)	the TSX Venture
Val-d’Or, Quebec	Exchange.	October 25, 2000	175,200
Canada
Director
	President and
	director of Verde
	Resources
J. Michael Boyd (1)	Corporation since
Tucson, Arizona	July 23, 2002.	February 11, 2005	183,000
USA
Director
	Treasurer/CFO of
	Mogul Energy Corp.,
Cash A. Long	a private company,
Bakersfield, California	since March 1989.	July 22, 2005	628,166
USA
Director

(1)	As at the date of this Information Circular, the members of the Audit Committee are Jeffrey J. Ciachurski, Claus Andrup and J. Michael Boyd.

(2)	Member of Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Based on information provided by the Directors.

Western Wind does not have an executive committee of the Board.

On June 19, 2006, the British Columbia Securities Commission issued a management cease trade order (“MCTO”) which prohibited Jeffrey J. Ciarchurski, Claus Andrup, Robert Bryce, J Michael Boyd, Cash A. Long, James Henning and Robert Grant from trading in the securities of Western Wind. The MCTO was issued as a result of Western Wind’s failure to file, within the prescribed time period, its audited financial statements on time for the year ended January 31, 2006. The order is expected to be revoked prior to the Meeting.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by Western Wind in developing our corporate governance policy (the “Corporate Governance Policy”). Our approach to corporate governance is set out below.

Board of Directors

Our Board currently consists of six (6) directors: Robert C. Bryce, the Chairman of the Board, Jeffrey J. Ciachurski, our Chief Executive Officer, Cash A. Long, Claus Andrup, J. Michael Boyd and Robert Grant. Management does not propose to put forth Mr. Grant as a nominee and proposes to set the number of directors at five (5).

The Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. A director is independent if the individual has no direct or indirect material relationship with Western Wind which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of Western Wind or any of its subsidiaries is considered to have a material relationship with Western Wind.

Of our current Board the following members are independent: Robert C. Bryce and Claus Andrup. The following members are not independent: Jeffrey J. Ciachurski, Cash A. Long, J. Michael Boyd and Robert Grant. Mr. Ciachurski is not independent as he is the Chief Executive Officer of Western Wind. Mr. Long is not independent as he receives consulting fees from Verde Resources Corporation (“Verde”), a wholly owned subsidiary of Western Wind. Mr. Boyd is not independent as he is the President of Verde. Mr. Grant is not independent as he is the Chief Executive Officer of Pacific Hydro Limited, a significant security holder of Western Wind.

Directorships

The following table sets forth the directors of Western Wind who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers
Robert C. Bryce	Abitex Resources Inc., Western Wind Energy Corp., Tagish Lake Gold Corp., Kalahari Resources Inc., Alexis Minerals Corp., Scorpio Mining Corporation, Journey Unlimited Omni Brand Corporation

Orientation and Continuing Education

Western Wind does not have a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with our operations and the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not yet adopted a formal written Code of Business Conduct and Ethics. In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

Nomination of Directors

The Board selects new nominees to the Board, following the guidelines set out in the Corporate Governance Policy. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO.

Compensation

The Compensation Committee is responsible for determining compensation for the directors and the CEO. The process of determining compensation involves the Compensation Committee reviewing recommendations by management, assessing and identifying comparables and reviewing the circumstances under which compensation is warranted. Following such considerations, the Committee recommends to the Board for approval the compensation of the CEO, senior executive officers and directors, including any grants of stock options.

Other Board Committees

Western Wind does not have any standing committees other than the Audit Committee, Compensation Committee and the Corporate Governance Committee. For details on the Audit Committee please refer to the “Audit Committee” section.

Compensation Committee

The Compensation Committee responsibilities include duties to assess and make recommendations regarding Western Wind’s compensation, benefits, short term and long term incentive programs, including recommending to the Board of Directors the compensation of Western Wind’s senior officers, including the Chief Executive Officer. The Compensation Committee also reviews and monitors Western Wind’s compensation arrangements and practices to ensure consistency between the performance of the senior officers and Western Wind, as compared to the objectives and goals of Western Wind. The Compensation Committee also oversees the administration and grant of award of discretionary bonus under Western Wind’s Equity Compensation Award Plan.

The Compensation Committee consists of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the members of the Compensation Committee are to be independent directors. The Compensation Committee is currently comprised of Messrs. Jeffrey Ciachurski, Claus Andrup and Robert Bryce. Meetings of the Compensation Committee to discharge the foregoing duties and responsibilities are held periodically, and at least once a year. Special meetings may be convened as required upon the request of the Compensation Committee or the Chief Executive Officer. The Compensation Committee may invite such directors, officers or employees of Western Wind, and any independent compensation consultant, as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues. The Corporate Governance Committee will assist the Board in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board with respect to corporate governance practices.

The Corporate Governance Committee consists of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the Corporate Governance Committee are to be independent directors. The Compensation Committee is currently comprised of Messrs. Claus Andrup, Robert Bryce and Robert Grant.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on our size, our stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Western Wind for the fiscal years ended January 31, 2006, January 31, 2005 and January 31, 2004 in respect of our Chief Executive Officer, Jeffrey J. Ciachurski, our Chief Financial Officer, James Henning and our former Chief Financial Officer, Cash A. Long. Western Wind had no other compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of January 31, 2006 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year.

The following table summarizes the compensation paid during the last three fiscal years to Messrs. Ciachurski, Henning and Long (the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities Under	Shares or Units
				Other Annual Compen-	Options/	Subject to Resale		All Other Compen-
Name and		Salary	Bonus	sation	SARs Granted	Restrictions	LTIP Payouts	sation
Principal Position	Year	($)	($)	($)	(#)	(#)	($)	($) (3)
Jeffrey J.
Ciachurski(1)
Chief Executive Officer and		$30,000	700,000
Director	2006	(2)	(6)	Nil	Nil	Nil	Nil	101,725
		$30,000
	2005	(2)	Nil	Nil	Nil	Nil	Nil	112,200

	2004	36,000(2)	Nil	Nil	200,000	Nil	Nil	16,000
James Henning (4) Chief Financial Officer	2006	nil	Nil	Nil	250,000	Nil	Nil	117,128

Cash A. Long (5) Former Chief Financial Officer	2006	$nil	338,687	Nil	Nil	Nil	Nil	77,412

	2005	Nil	Nil	Nil	Nil	Nil	Nil	39,297

	2004	Nil	Nil	Nil	Nil	Nil	Nil	57,633

(1)	Mr. Ciachurski has served as our Chief Executive Officer from incorporation until February 15, 2002 and from July 23, 2003 to present.

(2)	Paid pursuant to a management agreement. See “Management Contracts” below.

(3)	Paid pursuant to a consulting agreement. See “Management Contracts” below.

(4)	Mr. Henning was appointed our Chief Financial Officer on September 6, 2005.

(5)	Mr. Long served as our Chief Financial Officer for Western Wind from February 15, 2002 to September 6, 2005.

(6)	At last year’s annual and special meeting, disinterested shareholders approved the bonus, payable by the issuance of 426,830 shares at a deemed price of $1.64 per share.

Options and Share Appreciation Rights

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended January 31, 2006:

Market Value of
	Securities	% of Total		Securities
	Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	the Date of Grant	Expiration
Name	(# )	Financial Year	($/Security)	($/Security)	Date

Jeffrey J. Ciachurski	Nil	N/A	N/A	N/A	N/A

James Henning	250,000	71%	$1.33	$1.54	September 6, 2010

Cash A. Long	Nil	N/A	N/A	N/A	N/A

Aggregated Option/ SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/ SAR Values

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the fiscal year ended January 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable / Unexercisable	Value of Unexercised in the Money Options at Financial Year-End ($) (1) Exercisable / Unexercisable

Jeffrey J. Ciachurski	Nil	Nil	200,000/Nil (2)	Nil/Nil

James Henning	Nil	Nil	62,500/187,500(2)	$35,625/106,875

Cash A. Long	Nil	Nil	100,000/Nil (2)	$70,000/Nil

(1)	The closing price of Western Wind’s shares on January 31, 2006, the last day of the fiscal year on which Western Wind’s shares traded, was $1.90.

(2)	Incentive Stock Options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Western Wind does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer’s employment, a change of control of our company or any of our subsidiaries or a change in the Named Executive Officer’s responsibilities following a change in control, which entitle a Named Executive Officer to receive an amount, including all period payments or installments, exceeding $100,000 from Western Wind or our subsidiaries. See “Management Contracts”.

Compensation of Directors

Other than as described elsewhere in the Information Circular, there were no arrangements during the most recently completed financial year under which our directors were compensated by Western Wind or our subsidiaries for their services in their capacity solely as directors. See “Management Contracts”. Directors and officers have been and may be granted stock options from time to time.

During the year ended January 31, 2006, Claus Andrup, one of our directors, was paid a fee of $27,876 for his services for acting as a board member and as a member of the Compensation Committee and Audit Committee.

Robert C. Bryce, one of our directors, was paid $4,673 for his services for acting as a board member and a member of the Compensation Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of Western Wind’s financial year ended January 31, 2006, all information required with respect to compensation plans under which equity securities of Western Wind are authorized for issuance:

Number of Securities
Remaining Available for
	Number of	Weighted-Average	Future Issuance Under
	Securities to be Issued	Exercise Price of	Equity Compensation
	Upon Exercise of	Outstanding	Plans (Excluding
	Outstanding Options,	Options, Warrants	Securities Reflected in
	Warrants and Rights	and Rights	Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,020,000(1)	$1.54	1,179,675(2)

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	2,020,000	$1.54	1,179,675

(1)	Options outstanding which have been granted pursuant to Western Wind’s Stock Option Plan.

(2)	As at January 31, 2006, 1,179,675 shares remain available for issuance under our current Stock Option Plan. Western Wind is seeking disinterested shareholder approval to increase the number of shares issuable under Western Wind’s Stock Option Plan. See “Particulars of Other Matters to be Acted Upon – Amendment to Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Except as disclosed below, no executive officers, directors, employees or former executive officers, directors and employees of Western Wind or any of our subsidiaries are indebted to Western Wind or any of our subsidiaries as at July 31, 2006. The following table sets out, as at July 31, 2006, the indebtedness of all executive officers, directors, employees or former executive officers, directors and employees to Western Wind or any of our subsidiaries:

AGGREGATE INDEBTEDNESS ($)
To the company or its
Purpose	Subsidiaries	To Another Entity
Share purchases	Nil	N/A

Other	$89,796(1) $200,000(2)	N/A

(1)	This amount is classified as being owed by Paul Woodhouse and Darlene Gillis, former directors of our subsidiary Eastern Wind Power Inc., to Eastern Wind Power Inc.

(2)	This amount is owed by the spouse (the “Lender”) of Jeffrey J. Ciachurski, our Chief Executive Officer, to Western Wind as a loan to be repaid prior to January 31, 2007 with interest at prime plus 1%. Pursuant to the terms of a power purchase agreement dated March 8, 2005 between Aero Energy LLC (“Aero”), our wholly owned California subsidiary, and Southern California Edison Company (“SCE”), Aero was required to provide a letter of credit to SCE for US$500,000. As Western Wind was unable to obtain a letter of credit in its own name, the Lender agreed to provide a letter of credit (the “Letter of Credit”), on behalf of Western Wind, to SCE. The Lender was required to provide security to the issuing bank. SCE has released the Letter of Credit; however, the issuing bank has not released the Lender’s security. As a result, Western Wind has provided a temporary loan to the Lender.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of Western Wind, any proposed director of Western Wind, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Western Wind or any of our subsidiaries. An “informed person” means a director or executive officer of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it hold any of its securities.

Western Wind entered into a loan agreement dated August 12, 2006 with Dr. Robert D. Schweizer pursuant to which Dr. Schweizer provided a loan of US$550,000 (CDN$660,000). At the time of the loan, Dr. Schweizer was an “informed person” by virtue of his shareholdings in Western Wind. The loan proceeds were used to purchase the Windridge Generating Assets, as disclosed in Western Wind’s news release dated July 5, 2005. The term of the loan is one year. Western Wind agreed to pay interest on the loan at a rate of 18% per annum, payable monthly and to issue a trust deed in favour of Dr. Schweizer to secure payment of the loan. Western Wind issued Dr. Schweizer 82,500 common shares at a deemed price of $1.60 per share as a bonus for granting the loan. Subsequent to the fiscal year end, the loan to Dr. Schweizer was repaid.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Form of Proxy intend to vote for the continued appointment of Ernst & Young, as our auditors until the next annual general meeting at a remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Pursuant to an agreement dated January 5, 1998 made between Western Wind and our Chief Executive Officer, Mr. Ciachurski, Western Wind engaged Mr. Ciachurski to provide expertise in obtaining resource properties and financing for Western Wind and to provide services in managing our administrative affairs and the affairs of our subsidiaries. We pay Mr. Ciachurski a monthly fee of $2,500, which will continue until the agreement is amended or terminated by us or Mr. Ciachurski.

Since February 1, 2004, Mr. Ciachurski has received consulting fees of approximately $12,000 per month. Mr.  Ciachurski provides us with various services, including negotiating land acquisitions and leases, advising on regulatory matters related to the wind energy sector, negotiating power purchase and transmission agreements with utilities and prospective customers and negotiating our financing arrangements in Canada and the United States. See “Statement of Executive Compensation  Summary Compensation Table”.

Verde has entered into a consulting agreement dated February 8, 2002 with Cash A. Long (the Secretary and Treasurer of Verde). He is instrumental in assisting us in the development of our wind energy business. The agreement provides for fees of US$250 per full day devoted to our business and the reimbursement of all expenses incurred to provide the services. The agreement was recently renewed until February 8, 2008 and his compensation was changed to US$9,000 per month. The agreement also includes non-competition provisions prohibiting him from competing with our company for a period of two years from the termination of the agreement. The agreement, however, permits Mr. Long to continue to render his services to Mogul Energy, a business partly owned by Cash Long, which carries on the same business as ours in California. See “Statement of Executive Compensation  Summary Compensation Table”.

Effective February 1, 2004, we entered into a consulting agreement with Steve Mendoza, the Executive Vice-President and Chief Engineer of Verde. The term of the agreement was initially for a period of two years, and since February 1, 2006 continues on a monthly basis, unless terminated earlier under the agreement. Under the terms of the agreement Mr. Mendoza provides various technical services, including, reviewing engineering, design and construction proposals and reviewing the operations of our equipment and facilities. From February 1, 2005 to January 31, 2006, we paid Mr. Mendoza a consulting fee of US$5,000 per month for his services. Since February 1, 2006, Mr. Mendoza’s remuneration was increased to US$8,333 per month.

We paid J. Michael Boyd, a director of Western Wind and the President of Verde, $86,810 during the year ended January 31, 2006 for consulting and management services. Mr. Boyd is paid US$6,000 per month and is reimbursed for his expenses.

Since September 6, 2005, we have been paying CorpFinance Advisory Services Inc., a company controlled by James Henning, the Chief Financial Officer of Western Wind, a consulting fee of $15,000 per month plus reimbursement for expenses including rent. Mr. Henning, through his company, provides financial consulting services to Western Wind. See “Statement of Executive Compensation  Summary Compensation Table”.

During the fiscal year ended January 31, 2006, an aggregate of $590,367 in cash compensation (not including bonuses) was paid to our directors and officers for consulting, project management, or management fees.

AUDIT COMMITTEE

The Audit Committee’s Charter

A copy of Western Wind’s Audit Committee Charter is attached as Schedule “B” to this Information Circular.

Composition of the Audit Committee

The following are currently the members of the Committee:

	Independent (1)	Financially Literate (1)

Jeffrey J. Ciachurski	N	Y

Claus Andrup	Y	Y

J. Michael Boyd	N	Y

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Western Wind is relying on the exemption provided under Section 6.1 of MI 52–110.

Relevant Education and Experience

Mr. Ciachurski is the Chief Executive Officer of Western Wind and has overseen the preparation of Western Wind’s financial statements since its incorporation. Mr. Andrup has gained financial literacy through his years of experience serving as a director of other reporting companies. Mr. Andrup is also a director and treasurer of several organizations, the most recent being The Maple Ridge Historical Society. Mr. Boyd was Chairman of the Board of Supervisors for Pima County, Arizona overseeing a $1 billion annual budget with 7,000 employees from January 1993 to December 2000. He is currently a Commissioner of the Central Arizona Project, the second largest public works program in the United States.

Each audit committee member has had extensive experience reviewing financial statements. Each member has an understanding of Western Wind’s business and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of Western Wind’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by Western Wind’s external auditors in each of the last two fiscal years for audit service fees are as follows:

Financial Year
Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2006	$90,500	Nil	$22,500	Nil

January 31, 2005	$22,000	Nil	Nil	$3,000

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Repricing of Stock Options

Western Wind granted 400,000 incentive stock options (the “Mendoza Options”) to Steve R. Mendoza on October 31, 2003, which options are exercisable at a price of $2.40 per share and expire October 31, 2008. Mr. Mendoza is the Executive Vice-President and Chief Engineer of Verde and also provides consulting services to Verde.

The policies of the Exchange require that the approval of a company’s Disinterested Shareholders be obtained for amendments to certain terms of a stock option, including any reduction in the exercise price, if the optionee is an “insider” of the company at the time of the proposed amendment. As Mr. Mendoza is an “insider”, at the Meeting disinterested shareholders will be asked to consider and, if thought acceptable, to approve a resolution to approve the price reduction of stock options previously granted to Steve R. Mendoza from $2.40 to $1.74 per share.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Stock Option Exercise Price Reduction Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, Stock Option Repricing Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders.

Change of Control

Pursuant to the terms of an exclusivity deed dated October 20, 2005 made between Western Wind and Pacific Hydro International Pty Ltd. (“Pacific Hydro”), Pacific Hydro agreed to subscribe for up to 5,000,000 units of Western Wind (the “Original Private Placement”) at a price of $1.50 per unit. Pursuant to the terms of the deed, on October 24, 2005 Western Wind issued 666,667 units at a price of $1.50 to Pacific Hydro. Each unit was comprised of one common share and one share purchase warrant, each warrant entitling Pacific Hydro to acquire one additional share of Western Wind at a price of $1.60 per share until October 24, 2007. In order to assist Western Wind to make certain payments which had to be paid by the end of December 2005, Pacific Hydro subsequently subscribed for an additional 1,000,000 units of Western Wind at a price of $1.50 per unit, which were issued on January 5, 2006. Each unit was comprised of one common share and one share purchase warrant, each warrant entitling Pacific Hydro to acquire one additional share of Western Wind at a price of $1.60 per share until January 5, 2008. Pacific Hydro subsequently subscribed for an additional 4,333,333 units at a price of $1.50 per unit. These units were issued on January 31, 2006 and were comprised of one common share and one share purchase warrant, each warrant entitling Pacific Hydro to acquire one additional share of Western Wind at a price of $1.60 per share until January 31, 2008.

It is the policy of the TSX Venture Exchange (the “Exchange”) that the shareholders of Western Wind approve a private placement if the number of shares to be issued (including shares to be issued upon the exercise of any warrants granted as part of such transaction) may result in, or is part of a transaction that may result in, the creation of a new Control Person. A Control Person is any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of Western Wind so as to affect materially the control of Western Wind, or that holds more than 20% of the outstanding voting shares of Western Wind, except where there is evidence showing that the holder of those securities does not materially affect the control of Western Wind.

As the acquisition of the 4,333,333 units would result in Pacific Hydro holding 26% of then issued and outstanding shares of Western Wind and, therefore, becoming a Control Person of Western Wind, Pacific Hydro undertook to the Exchange that it would not vote any more than 19.9% of any voting securities of Western Wind until the change of control was approved by shareholders of Western Wind.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Change of Control Resolution set out in Schedule ”A” to this Information Circular. For the purpose of the vote, Pacific Hydro and its subsidiaries and all of the directors and officers of Pacific Hydro and its subsidiaries and their associates may not vote on the matter. In order to be effective, the Change of Control Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders.

Our Board of Directors recommends that shareholders vote in favour of the Change of Control Resolution.

Related Party Transaction

Subject to regulatory approval and upon lifting of the management cease trade order, Western Wind will be negotiating a non-brokered private placement of securities to raise US$13,400,000. Western Wind proposes to offer common shares of Western Wind at a price per share (the “Offering Price”) equal to the weighted five (5) day average closing price of our common shares prior to the date of the Meeting, less the applicable discount permitted by the policies of the Exchange for gross proceeds of US$7,000,000. In addition, Western Wind intends to offer up to 6,400 Series 1 Class A preference shares of Western Wind (the “Series 1 Shares”) at a price of US$1,000 per share for gross proceeds of US$6,400,000. The Series 1 Shares, which are non-voting, are redeemable at a redemption price of US$1,000 per share. Upon giving Western Wind sixty days notice, a holder of the Series 1 Shares is entitled to redeem the Preference Shares at any time after December 31, 2006. Upon giving a holder thirty days notice, Western Wind is entitled to redeem the Series 1 Shares at any time. The Series 1 Shares do not carry the right to receive any dividends.

The proceeds from the private placement (the “Loan Repayment Private Placement”) will be used to repay the US$13,310,000 loan (the “Loan”) made by Pacific Hydro to Western Wind to facilitate our acquisition of the Mesa Wind Project as disclosed in our news release of July 25, 2006.

Pursuant to the terms of a loan agreement (the “Loan Agreement”) dated July 24, 2006 between Pacific Hydro and Western Wind, Pacific Hydro has the right, but not the obligation, to subscribe for the Loan Repayment Private Placement securities.

Pacific Hydro is a “related party” of Western Wind as it beneficially owns or exercises control or direction over voting securities carrying more than 10 per cent of the voting rights attached to all the outstanding voting securities of Western Wind. Pacific Hydro currently owns 6,000,000 common shares (approximately 25.3% of the currently issued and outstanding shares) and 6,000,000 share purchase warrants. The warrants are exercisable at a price of $1.60 until October 24, 2007 (as to 666,667 warrants), January 5, 2008 (as to 1,000,000 warrants) and January 31, 2008 (as to 4,333,333 warrants).

Neither Western Wind nor, to the knowledge of Western Wind after reasonable inquiry, Pacific Hydro has knowledge of any material information concerning Western Wind or its securities that has not been generally disclosed.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement, shareholder approval of their participation will be required because it will be a “related party transaction” within the meaning of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (the “OSC Rule”). The OSC Rule has been adopted by the TSX Venture Exchange as Policy 5.9 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“Policy 5.9”). As a result, Western Wind must satisfy (or be exempt from) the valuation and minority approval requirements set out in the OSC Rule. As our securities are listed only on the TSX Venture Exchange and OTC:BB, Western Wind may rely on the valuation exemption set out in paragraph 3 (Issuer Not Listed on Specified Markets) of section 5.5 of the Rule. As there are no minority approval exemptions available to Western Wind, we are seeking minority approval of the potential Related Party Transaction.

The board of directors held a directors meeting to review and approve the terms of the Loan, which contemplated the Loan Repayment Private Placement. Robert Grant abstained from voting on the resolution approving the loan as he is the Chief Executive Officer of Pacific Hydro. Once the final terms of the Loan Repayment Private Placement are finalized, the board of directors will consider the terms and, if appropriate, will approve the Loan Repayment Private Placement.

Based on Offering Prices of US$1.26 (approximately CDN$1.40), US$1.35 (approximatley CDN$1.50) or US$1.44 (approximately CDN$1.60), upon closing of the Loan Repayment Private Placement, Pacific Hydro would acquire approximately 5,555,555, 5,185,185 or 4,861,111 common shares respectively. Based on the foregoing Offering Prices, Pacific Hydro would own a total of 11,555,555 (39.4%), 11,185,185 (38.6%) or 10,861,111 (37.9%) common shares of Western Wind, respectively, . Pacific Hydro would also hold 6,000,000 share purchase warrants and 6,400 Series 1 Shares.

Western Wind and Pacific Hydro have entered into a standstill agreement (the “Standstill Agreement”) dated July 21, 2006. The Standstill Agreement provides that until July 20, 2008, Pacific Hydro will not propose, offer, seek, negotiate or agree to purchase, sell, transfer or otherwise acquire any securities of Western Wind unless Pacific Hydro’s direct or indirect interest in Western Wind represents (or would represent) less than 32.5% of the total issued and outstanding securities. The restrictions on changes to PHPL’s shareholdings will not apply to the issuance of the Loan Repayment Private Placement securities provided shareholders approve the Loan Repayment Private Placement.

The Loan Agreement provides that if minority approval for the Loan Repayment Private Placement is not obtained at the Meeting, Western Wind, (if unable to otherwise repay the Loan), must transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the Loan on the date of transfer. If Western Wind fails to repay the remaining half of the Loan by December 31, 2006, Western Wind must transfer its remaining ownership interest in full and final satisfaction of the Loan. Western Wind may repay the Loan or any part of the Loan at any time without penalty or bonus.

Accordingly, disinterested shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Related Party Transaction Resolution set out in Schedule ”A” to this Information Circular. For the purpose of the vote, Pacific Hydro and its affiliates and all of the directors and officers of Pacific Hydro and its affiliates and their associates may not vote on the matter. In order to be effective, the Related Party Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by disinterested shareholders.

Our directors, having considered all factors they have deemed to be necessary to be considered based on the information available to them, have concluded that the entering into the Related Party Transaction is appropriate and favourable for Western Wind and recommend that shareholders vote in favour of the Related Party Transaction Resolution.

The Related Party Transaction is subject to regulatory approval.

Amendment To Stock Option Plan

Shareholder approval for our current Stock Option Plan (the “Plan”) was obtained at our annual and extraordinary general meeting held on July 22, 2005. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Western Wind by persons (“Eligible Persons”) who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to, Western Wind and/or our subsidiaries. Given the competitive environment in which we operate our business, the Stock Option Plan will assist us and our subsidiaries to attract and retain valued directors, senior officers, employees, consultants and management company employees.

We are seeking shareholder approval for the amendment of the Plan, subject to the approval of the Exchange. Western Wind proposes to increase the number of shares issuable under the Stock Option Plan from 3,199,675 to the number equal to 20% of our issued and outstanding shares on September 25, 2006, or such other number of shares as may be permitted by the Exchange.

The Exchange requires shareholder approval of any stock option plan that, together with all of a company’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares. The Exchange also requires that a company must obtain disinterested shareholder approval of stock options if, among other things, a stock option plan, together with all of a company’s previously established or proposed stock option grants, could result at any time in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or

(b)	the grant to insiders, within a one year period, of a number of options exceeding 10% of the issued shares.

In such cases, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan. The people who are allowed to vote are referred to as “Disinterested Shareholders”. The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of Western Wind and its subsidiaries and shareholders owning more than 10% of the voting securities of Western Wind.

As the Stock Option Plan, as amended, together with all of our company’s previously established or proposed stock option grants, could result in the circumstances described in paragraphs (a) and (b) above, we must obtain the approval of our Disinterested Shareholders for the amendment to the Stock Option Plan. For the purpose of the vote, all of the directors and officers of Western Wind and its subsidiaries and their associates will be considered insiders, such that they and their associates may not vote on the matter.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Amendment to Stock Option Plan Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, the Amendment to Stock Option Plan Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders.

Implementation of Resolutions

Shareholders will be asked to authorize the Directors to forego implementation of any of the shareholders’ resolutions set out in Schedule “A” to this Information Circular should they consider, in their sole discretion, that implementation of such resolution(s) is not in the best interests of Western Wind.

ADDITIONAL INFORMATION

Additional information concerning Western Wind is available on SEDAR at www.sedar.com. Financial information concerning Western Wind is provided in Western Wind’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended January 31, 2006 are also available on SEDAR.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING; HOWEVER, SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF WESTERN WIND.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, Chief Executive Officer

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTIONS

STOCK OPTION REPRICING RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.	The repricing of stock options previously granted to Steve R. Mendoza from $2.40 to $1.74 per share, as described in Western Wind’s information circular dated August 25, 2006, be and is hereby approved; and

2.	Any one director of Western Wind be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary to desirable to give effect to this resolution.”

CHANGE OF CONTROL RESOLUTION

“BE IT RESOLVED as an ordinary resolution of Disinterested Shareholders, with or without amendment, that:

1.	The creation of a control person as a result of the acquisition of shares of Western Wind by Pacific Hydro International Pty Ltd., as described in Western Wind’s information circular dated August 25, 2006, be and is hereby approved.

2.	Any one director or officer of Western Wind be and is hereby authorized to do all such acts, execute and deliver such further documents, instruments, undertakings and affirmations on behalf of Western Wind and to affix the common seal thereto as may be required to give effect to the foregoing resolution.”

RELATED PARTY TRANSACTION RESOLUTION

“BE IT RESOLVED as a resolution of the majority of minority shareholders, with or without amendment, that:

1.	the Related Party Transaction as described in Western Wind’s Information Circular dated August 25, 2006 be and is hereby approved, subject to regulatory approval; and

2.	the Board of Directors of Western Wind be authorized at their sole discretion to modify the terms of the Related Party Transaction provided that such terms are not material, if required to obtain approval of the TSX Venture Exchange.”

AMENDMENT TO STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.	The maximum number of common shares of Western Wind reserved for issuance under the Stock Option Plan be increased from 3,199,675 to the number equal to 20% of issued and outstanding common shares as at September 25, 2006.

2.	The Board of Directors be authorized on behalf of Western Wind to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of our Shareholders, in order to ensure adoption of the Stock Option Plan.

3.	Any one director of Western Wind be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary to desirable to give effect to this resolution, including making any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of our Shareholders.”

IMPLEMENTATION RESOLUTION

“BE IT RESOLVED, as an ordinary resolution, that the directors of Western Wind be and are hereby authorized and empowered to refrain from implementing any of the resolutions set out in Schedule “A” to Western Wind’s Information Circular dated August 25, 2006 should they consider, in their sole discretion, that the implementation of such resolution(s) is not in the best interests of Western Wind.”

SCHEDULE “B”

WESTERN WIND ENERGY CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Dated for Reference May 15, 2006)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members. Each member must be a director of the Company. A majority of the members of the Committee shall not be officers or employees of the company or of an affiliate of the Company. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the external auditor and management annually to review the Company’s financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Company’s financial accounting and reporting process and system of internal control. The Committee shall:

(a)	Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

(b)	With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and have meetings with the Company’s auditors without management present, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)	Review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

(d)	Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(e)	Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Company publicly discloses this information.

(f)	Meet no less frequently than annually with the external auditors and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(g)	Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(h)	Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(i)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit

External Auditor
The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors. In carrying out this duty, the Committee shall:

(a)	Require the external auditor to report directly to the Committee.

(b)	Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year and the compensation for the external auditors, or, if applicable, the replacement of the external auditor.

(c)	Review, annually, the performance of the external auditor.

(d)	Review and confirm the independence of the external auditor.

(e)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Company.

(f)	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company. The Committee shall:

(a)	Review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

(b)	Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(c)	Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information with GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment.

(d)	Ensure that all material written communications between the Company and the external auditors are sent to the Committee.

(e)	Review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(f)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

Other

(a)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)	Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)	to seek any information it requires from any employee of the Company in order to perform its duties;

(b)	to engage, at the Company’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c) to set and pay the compensation for any advisors engaged by the Committee; and

(d) to communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.